December 11, 2020

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Division of Corporate Finance

Office of Real Estate & Construction

Attn. Ruairi Regan

Re:	Arrived Homes, LLC

Amendment No. 2 to Offering Statement on Form 1-A

Response Dated November 23, 2020

File No. 024-11325

Dear Mr. Regan,

We hereby submit the responses of Arrived Homes, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 1, 2020, providing the Staff’s comments with respect to the offering statement on Form 1-A, as amended (the “Offering Statement”). Concurrently with the filing of this response letter, we have filed an amendment to the Offering Statement (the “Offering Statement Amendment”), and the Offering Statement Amendment incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Offering Statement on Form 1-A - Supplemental Correspondence received November 23, 2020

General

1.	We reissue prior comment 1 in part. It remains unclear how you determined the projected dividends and annualized returns for each property. Please address the following:

●	Please explain the basis for these amounts including how you calculated actual expenses, target leverage and third party forecasts of property value.

Arrived Homes, LLC

999 3rd Avenue, Suite 3300

Seattle, WA 98105

Response:

In our prior response to this comment, we indicated that we calculate projected dividends and annualized returns for each property based on a formula that takes into account the current rental rates of a particular lease, the actual operating expenses of the property, the target leverage (financing) amount at the time of the closing of a particular offering, and third-party forecasts for property value changes. The basis for these amounts is discussed below:

●	Projected Dividend Yield - To calculate projected dividends, we build a pro forma financial equation with an income stream equal to the actual rental amounts agreed to in our current rental agreements projected over the life of a lease, assuming a certain occupancy rate (for each of the Lierly and Soapstone properties we have assumed a 97% occupancy rate) reduced by an expense stream that includes the operating expenses for managing the particular rental property. These operating expenses include maintenance, insurance, property tax, marketing costs, property management fees and a discount for a projected 3% vacancy rate. Wherever possible, we use actual expense amounts. Our basis for vacancy forecasts (and, thus, occupancy rates) is based on our review of local market rates for similar properties. We do not include in our calculation non-cash expenses such as depreciation because these items will have no impact on the actual cash flow available for dividends.

●	Projected Annualized Returns – We calculate our projected annualized returns based on an IRR formulation. Through this IRR formula, we project a return based on the initial investment and the timing and size of expected returns. Our IRR formula includes three data inputs. The first input is the ongoing cash flow stream we expect investors will receive, that is, the quarterly dividend payment; the second is the net proceeds expected to be earned upon the selling of the property at the end of the holding period (for this calculation we have used an estimated 3% annual appreciation rate for our first two properties); and the third input is the initial investment in the property, that is, the amount of capital raised by the sale of membership interests in the series.

●	Operating Expenses Calculation - For modeling our potential operating expenses, our calculations for property tax, homeowners insurance, property management fees, marketing costs, and any HOA fees are based on actual contract or invoice amounts. For property maintenance costs, we assume a rate equal to 7% of annualized rental income. We base our maintenance cost assumption on our review of market rates for similar properties in the local market.

●	Target Leverage – For our targeted leverage calculation, we use the actual leverage amounts that we have agreed to with our local lenders. For example, for the Lierly and Soapstone properties, we intend to enter into agreements with local bankers to finance 57% of the purchase price of each of these properties. We incorporate the terms of our proposed financing agreements in our calculations. With respect to the Lierly and Soapstone properties, we assumed a 4% fixed interest rate with interest only payments.

Arrived Homes, LLC

999 3rd Avenue, Suite 3300

Seattle, WA 98105

●	Third Party Forecasts – In calculating projected annualized returns, we make use of forecasts contained in property valuation reports that we obtain from third parties. These valuation reports are discussed below. As part of our calculation, we reconcile this forecasted data with historical information available in the market. Based on our analysis of these third party forecasts and historical data, we have determined to use an estimated 3% annual appreciation rate for our first two properties. This data point is provided for each property listed on our website under the “Financials” section of the property’s disclosure page, on a line item titled “Appreciation.” By hovering over this line item title with one’s computer pointer, the following disclaimer appears:

“This is a projection of the potential increase in value for the property based on our 3rd party valuation tools. Actual property values could go up or down at any point during the hold period.”

●	Reconcile these projections with the historical performance of the Lierly and Soapstone properties and in particular their historical net income or net losses, such as the minimal income or losses for the six months ended June 30, 2020.

Response:

We don’t believe that it would be meaningful to compare the historical six-month performance of the Lierly and Soapstone properties, and in particular their historical net income or net losses, to our projected returns for these properties going forward, for the following reasons:

●	With respect to projected dividends, dividend calculations based on the six-month historical financials would not take into account the fact that (i) depreciation appears as an expense line item in the historical calculation of net income but, as a non-cash item, is netted out of our current projections of the expected dividend streams and (ii) under former ownership the properties experienced an initial higher maintenance cost due to one-time improvements that were made to these properties prior to our series’ acquisitions of the properties.

●	With respect to projected annualized returns, the same considerations as discussed above relating to projected dividends would apply, as this is a component of the IRR calculations. Additionally, the historical performance of the properties prior to our acquisitions would not reflect the leverage percentages that we plan to employ. That is, previous ownership did not employ leverage with respect to these two properties. We also note that IRR calculations based on the six-month historical financials would not take into account any appreciation in the value of the property over our target five to seven year hold period, an estimate of which we build into our IRR formulation

●	With respect to the third party forecasts, please tell us the methodology and assumptions used by the third parties.

Arrived Homes, LLC

999 3rd Avenue, Suite 3300

Seattle, WA 98105

Response: For the third party forecasts that we utilize to model our projected dividends and annualized returns, we make use of independent third party valuation reports that we also publish on our website for each of our acquired properties. We publish these reports because we believe they are helpful to our investors. We acquire valuation reports from established providers who we believe to be reputable. The methodologies and assumptions that these providers use are proprietary and are not always provided to us or published on these parties’ websites. To the extent that the methodologies and assumptions of a valuation provider are available on a provider’s website, we will provide hyperlinks to that information.

●	In light of the investment concentration in a single asset and thus the potentially significant impact that unanticipated capital expenditures could have on your projected dividends, please tell us how you determined that you have a reasonable basis to project dividends.

Response:

Even though each series will invest in a single property, we believe that we have a reasonable basis to project dividends for each of our series properties based on the following factors:

●	We acquire houses that are newer than the average U.S. housing stock so there is a greater likelihood that major systems will be in relatively good working order. Each home that we purchase is subject to a full inspection and, if indicated in the relevant inspection report, systems are replaced and/or updated by the property seller prior to a series acquisition of the property in question. As a result of this procedure, we do not believe that under normal operating circumstances, there will be any significant impact from unanticipated capital expenses with respect to a particular property purchased by a series.

●	Each series sets aside an amount of cash reserves that we believe will be sufficient to cover unanticipated repair expenses, to prevent an unanticipated drain on cash flows and a negative impact on the consistency of dividend distributions.

●	Each series purchases homeowners property insurance to cover significant unanticipated capital expenditures that might arise as a result of unexpected losses, for example, from fire or storm damage.

●	Additionally, when a series acquires a property, it purchases a home warranty that will cover any large unanticipated capital expenditures during the first year of ownership of the property. This warranty gives the series additional time to inspect and test a property’s major systems that could generate unanticipated expenditures.

Arrived Homes, LLC

999 3rd Avenue, Suite 3300

Seattle, WA 98105

●	We understand that despite all precautionary measures that we plan to take with respect to a particular series acquired property, we cannot plan for all possible unanticipated capital expenditures and we realize that we cannot guarantee projected dividends. In light of this, we have decided to include in the Offering Statement Amendment the following risk factor:

Each of our series will own a single property and as a result of this non-diversified investment strategy, unanticipated capital expenditures could lead to a series’ inability to pay dividends or the loss of your investment entirely.

We intend that each series will own and operate a single property.  Each series’ dividend stream will depend on the revenues generated by such property and the appreciation of the value of the property over time.  We cannot guarantee that unexpected capital expenditures will not negatively impact a series’ planned dividend stream. Additionally, a series might not be able to fund an unexpected major capital expenditure and this could lead to a complete loss of your investment.

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact Ryan Frazier, Chief Operating Officer of the Company at (347) 585-8798 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Arrived Homes, LLC

By:	Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

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